EXHIBIT II

                   IN THE UNITED STATES COURT OF APPEALS
                           FOR THE THIRD CIRCUIT
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                                 NO. ______

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               ALLIEDSIGNAL INC., a Delaware corporation, and
            PMA ACQUISITION CORPORATION, a Delaware corporation
                                 Appellants

                                     v.

               AMP INCORPORATED, a Pennsylvania corporation,
                                  Appellee
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              On Appeal from the United States District Court
                  for the Eastern District of Pennsylvania
                        Civil Action No. 98-CIV-4405

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                 APPELLANTS' MOTION FOR AN EXPEDITED APPEAL

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                                                 DECHERT PRICE & RHOADS
                                                 Mary A. McLaughlin
                                                 George G. Gordon
                                                 4000 Bell Atlantic Tower
                                                 1717 Arch Street
                                                 Philadelphia, PA  19103
                                                 (215) 994-4000
                                                 (215) 994-2222 Facsimile

                                                 FRIED, FRANK, HARRIS,
                                                 SHRIVER & JACOBSON
                                                 Alexander R. Sussman
                                                 Barry G. Sher
                                                 One New York Plaza
                                                 New York, New York  10004
                                                 (212) 859-8000
                                                 (212) 859-4000 Facsimile

                 APPELLANTS' MOTION FOR AN EXPEDITED APPEAL
                 ------------------------------------------

          Pursuant to Rule 2 of the Federal Rules of Appellate Procedure, appellants AlliedSignal Inc. and PMA Acquisition Corporation (collectively "AlliedSignal") hereby move for an expedited appeal from the October 8, 1998 Order of the United States District Court for the Eastern District of Pennsylvania, Civil Action Nos. 98-CV-4058 and 98-CV-4405, declaring illegal the consent solicitation of AMP Incorporated ("AMP") shareholders on AlliedSignal's "Shareholder Rights Plan" scheduled to commence November 16, 1998, enjoining AlliedSignal's consent solicitation with respect to the election of directors, scheduled to commence October 15, 1998 and denying AlliedSignal's request for injunctive relief enjoining certain amendments to AMP's Shareholder Rights Plan (the "poison pill").

          AlliedSignal respectfully requests that the Court enter the proposed expedited briefing schedule set forth below.

                        GROUNDS FOR EXPEDITED APPEAL
                        ----------------------------

          At issue in this appeal is the fundamental right of shareholders to elect directors of their choosing and to structure the system of governance for the corporation that they own. In connection with AlliedSignal's announced intention to make a tender offer for all of the outstanding shares of AMP at $44.50 cash per share, AlliedSignal has also commenced a consent solicitation which proposes that AMP's shareholders act by written consent to elect 17 new members to AMP's board (the "nominees")(the consent solicitation proposals related to the nominees are referred to as the "Nominees Election Proposals"). The 17 nominees, all current directors or officers of AlliedSignal, have announced their intention to support a merger between AMP and AlliedSignal, subject to their fiduciary duties to AMP. AMP's current board of directors has set a record date for this consent solicitation of October 15, 1997.

          In an effort to give shareholders an additional vehicle to express disagreement with the actions of AMP's current directors, AlliedSignal added to its consent solicitation a proposal that shareholders amend AMP's By-laws pursuant to ss.1721 of the Pennsylvania Business Corporation Law ("PBCL"), to place all powers with respect to AMP's poison pill in the hands of three Shareholders Rights Agents (the "Shareholder Rights Proposal"). Those Shareholders Rights Agents would amend the poison pill so that it would not apply to merger proposals approved by a majority of the shareholders. AMP's current board has set a record date for this consent solicitation of November 16, 1998.

          In an attempt to entrench themselves in office and to frustrate the shareholders' ability to vote on the Nominee Election Proposal and the Shareholder Rights Proposal, AMP's current board of directors made certain amendments to its poison pill. First, AMP amended its poison pill so that, if shareholders vote to change the majority of the board of directors (i.e., vote for the AlliedSignal Nominees), it will become non-amendable and non-redeemable until it expires in November 1999 (the "nonredemption provision"). Subsequently, after AlliedSignal added the Shareholder Rights Proposal to its consent solicitation, AMP amended its poison pill so that, if shareholders vote to implement the Shareholder Rights Proposal, the poison pill will become non-amendable and non-redeemable until it expires (the "nullification provision"). In other words, if shareholders exercise their franchise in a manner that the existing directors disagree with, they will be punished and AMP will not be able to be sold until the poison pill expires.

          On September 11, 1998, AMP moved in the U.S. District Court of the Eastern District of Pennsylvania for summary judgment in the form of a declaratory injunction that the Nominee Election Proposals were unlawful ("AMP's Motion"). AMP's Motion was limited to the "Second Claim for Relief" in its Complaint and was limited to a request for a declaratory judgment. AMP's Motion did not seek injunctive relief and AMP expressly excluded from its Motion the federal disclosure claims in the First Claim for Relief in its Complaint. Similarly, AMP's Motion did NOT include a request for a declaratory judgment that the Shareholder Rights Proposal was unlawful. On September 23, 1998, AlliedSignal cross-moved for summary judgment on AMP's Second Claim for Relief.

          On September 14, 1998, AlliedSignal moved for summary judgment seeking, among other things, a declaratory judgment that the nonredemption provision and the nullification provision were unlawful and, in the alternative, a preliminary injunction enjoining AMP from giving effect to those provisions.

          On October 8, 1998, the District Court entered the Order being appealed from which (1) entered a declaratory judgment that the Shareholder Rights Proposal was unlawful (despite the fact that no such judgment had been requested, briefed or argued); (2) enjoined AlliedSignal's Nominee Election Proposals until AlliedSignal's Consent Solicitation Statement states that its director nominees have a fiduciary duty solely to AMP under Pennsylvania law and includes a statement from each nominee affirmatively committing personally to that duty (despite the fact that no such relief was sought and no relief of any kind was sought on its disclosure claim); and (3) denied AlliedSignal's request for injunctive relief on the nonredemption and nullification provisions.

          The Order of the District Court is extraordinary and simply inappropriate. Indeed, the relief granted on the Nominee Election Proposals was never requested, briefed or argued. AlliedSignal was deprived of any opportunity to bring to the Court's attention relevant facts, including an updated consent solicitation statement, that shows the required disclosure is unnecessary. Moreover, the District Court's ruling is based on basic misunderstandings of Pennsylvania law. Thus, if left standing, the District Court's ruling, and the opinion on which it is based, will infect the entire corporate election process (the record date for which is October 15, 1998). Indeed, shareholders will be left to rely on the District Court's fundamental misperceptions in deciding whether or not to vote for the nominees.

          Moreover, the District Court also erred in denying AlliedSignal's requested injunctive relief on the nonredemption and nullification provisions. Those provisions would unlawfully eliminate AMP's ability to consider tender offers and takeover proposals in direct violation of the PBCL. Section 1502(18) of the PBCL is clear on this point -- subject only to limitations imposed by statute or in the articles of incorporation, every business corporation SHALL have power to accept, reject, respond to or take no action with respect to tender offers and takeover proposals. See also PBCL ss.1721 (the powers set forth in ss.1502 are to be exercised by the board or other persons designated by the shareholders). If the nonredemption and nullification provisions are given effect no one -- not the current directors, not new directors, not the shareholders -- could exercise this power.

          In addition, without expedited relief from the District Court's erroneous Order, shareholders will vote on the Nominee Election Proposals with a gun to their head. If they vote in favor of the nominees and the nominees take their seats on the AMP board, the nonredemption provision will go into effect and AMP cannot be sold until the poison pill expires.

          Thus, expedited relief from the District Court's October 8, 1998 Order is crucial. The record date for the consent solicitation is October 15, 1998. Owners of shares on that date have 90 days to decide whether or not to consent to the Nominee Election Proposals. Without expedited relief, the entire consent solicitation process will be infected by the uncertainty created by the District Court's rulings and the fundamental misunderstandings of Pennsylvania law expressed in the opinion. Expedited relief from this Court is the only way to avoid this and to insure that the corporate election process is based on the shareholders' analysis of facts and not on misperceptions of, or uncertainty about, the legal status of the nominees created by the District Court's erroneous decision.

          In addition, as the Supreme Court has noted, simple delay itself is "the most potent weapon in a tender-offer fight" and can "seriously impede" or prevent an offer from succeeding. Edgar v. MITE Corp., 457 U.S. 624, 637 n.12 (1982) (plurality opinion) (internal quotation marks and citation omitted). If delay caused by the District Court's decision frustrates AlliedSignal's tender offer for the company, then AMP's shareholders will lose the opportunity to sell their shares to AlliedSignal at a substantial premium to market, and AlliedSignal will lose the unique opportunity to acquire AMP. See, e.g. San Francisco Real Estate Investors
v. Real Estate Investment Trust of America, 701 F.2d 1000, 1003 (1st Cir.
1983) (loss of opportunity to obtain control of a corporation is irreparable harm); Kennecott Corp. v. Smith, 637 F.2d 181, 183-84, 188 (3d Cir. 1980) (granting expedited argument and finding irreparable harm because of threat of delay to a tender offer).

                         PROPOSED BRIEFING SCHEDULE

          For the above reasons, AlliedSignal respectfully requests that this Court set the following briefing schedule if this Motion is granted.

          (1) Brief for appellants and the appendix thereto to be served and filed by 5:00 p.m. on October 13, 1998.

          (2) Brief for appellee, and a supplemental appendix with any record materials relied on by appellee not contained in the appendix filed by appellants, if any, to be served and filed by 5:00 p.m. on October 15, 1998.

          (3) Reply Brief for appellant to be served and filed by 5:00 p.m. on October 16, 1998.

          (4) Oral argument, if necessary, to be held as soon as practicable thereafter.

                                 CONCLUSION
                                 ----------

          For the reasons set forth above - the clear error of the Order of the district court, the threat of irreparable harm to AlliedSignal and to AMP's shareholders from delay, and the risk of an incurably tainted corporate election - appellants respectfully request this Court adopt and order the proposed expedited briefing schedule above.

                                       Respectfully submitted,


                                        /s/ Mary A. McLaughlin
                                       -------------------------------------
                                       Mary A. McLaughlin
                                       George G. Gordon
                                       Dechert, Price & Rhoads
                                       4000 Bell Atlantic Tower
                                       1717 Arch Street
                                       Philadelphia, PA  19103
                                       (215) 994-4000

                                            and


                                        /s/ Alexander R. Sussman
                                       -------------------------------------
                                       Alexander R. Sussman
                                       Barry G. Sher
                                       Fried, Frank, Harris, Shriver & Jacobson
                                       One New York Plaza
                                       New York, NY  10004
                                       (212) 859-8000
                                       Attorneys for AlliedSignal Inc.

DATED:  October 9, 1998